Exhibit 99.170

NexTech’s InfernoAR Lands Annual Contract With Real Asset Media

As its Video Conference Virtual Events Platform

Virtual Events Video Conferencing and AR Platform to be Levered into Real Estate Market

New York, NY – Toronto, ON –June 22, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and virtual events is pleased to announce it has signed a one year contract to provide its InfernoAR Virtual Events video conferencing platform services to Real Asset Media. The initial contract value is for $135,000 with the potential for substantial additional revenue as augmented reality use cases emerge.

Real Asset Media is a leading pan-European event provider, creating forums in the major centers of Europe to link local market investment expertise with pools of capital in the UK, Germany, France, Holland, Scandinavia and beyond into the US, North America, M/E and Asia. Real Asset Media will launch REALX.global, the virtual conference and exhibition for the commercial real estate markets in September 2020.

Richard Betts and Thorsten Herbert, co-founders of Real Asset Media, see this as a game-changer for their industry. Richard Betts comments, “The InfernoAR platform enables us to connect a truly global community and take virtual real estate events to the next level with an unrivalled immersive experience.” He continues, “NextechAR enables our exhibitors, speakers and attendees at REALX.global to go beyond what is possible in a physical fair and instantly network and connect with new business partners and opportunities across the world.”

Evan Gappelberg, CEO of NexTech comments, “We are delighted to work with Real Asset Media to help them create a one-of-a-kind immersive experience by using InfernoAR, the world’s most advanced Augmented Reality and Video Learning Experience Platform for Events.” He continues, “We see surging demand for our services across a wide spectrum of use cases including governments, universities, sports teams, corporations, religious institutions, and more as a paradigm shift to ‘video being the new voice’ and a virtual world takes hold, creating a new and urgent demand for our services globally.”

Thorsten Herbert adds, “At REALX, we are creating a place where industry leaders can meet in a safe and secure environment, share knowledge and excellence and create business.” He continues, “REALX will be much more than a virtual event. It is a completely new form of social network, constantly creating business opportunities and connections for the real estate community. We are excited to use InfernoAR as a technology platform and work closely with the team to make our vision a reality.”

ABOUT

Real Asset Investment Briefings is part of Real Asset Media and is focused on collaborating with industry leaders to create live events that bring insight on key topics and expertise on specific markets and sectors to sources of international capital. Real Asset Investment Briefings organises over 50 events per year including industry events and bespoke events focused on niche industry sectors. Live events are a vital part of sharing expertise, thought leadership and strategy. We organise the entire event, including marketing to attendees, promotion, and creating post-event editorial and TV content which are shared across our media channels and are available as open content which can be shared by speakers, partners, and attendees to reach a truly global audience of cross-border investment specialists. Panel speakers support the event via a sponsorship fee and benefit from a tailored package providing over 6 months of ongoing thought leadership promotion in person, in print and online.

Recent Company Highlights in 2020:

●	June 19, 2020: Nextech closed a private placement of 1,528,036 units priced at the market price of $2.10 per unit (the “Units”) for gross proceeds of $3,208,875 (the “Offering”). This financing provides the company with a healthy cash and inventory position of over $7.5million - it’s highest ever.

●	June 18th, 2020: Company announces that it has signed a partner supplier agreement with BDA, LLC. BDA Sports will be using the InfernoAR virtual event platform for their signature annual Think Tank 2020 program for teams in NHL, NBA, MLB, and NFL.

●	June 10, 2020: Company signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include: Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

●	June 4, 2020 The company launched its new ARitize360 app now live and available for a FREE download on both iOS and Android. The app’s 3D scan technology will add to the revenue-generating power of its AR eCommerce solution and its recently launched 3D/AR advertising platform.

●	June 3, 2020: The company achieved record revenue and gross profit for the month of May 2020. Both revenue and gross profit showed dramatic increases in May. Notably, compared to May 2019, the company’s revenue increased 169% to $1,300,000 while gross profit grew 290% to $800,000 representing the highest revenue and gross profit ever achieved in a single month.

●	June 1, 2020 : CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, this is his fourth buy for the year 2020.

●	May 25, 2020: signed a contract to supply its Augmented Reality Solutions to a $30 billion market capital, publicly-traded global technology company.

●	May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

●	May 21, 2020: InfernoAR Virtual Events platform chosen to supply a $13 billion capital, publicly-traded global insurance company, for their global leadership two day summit starting June 6th.

●	May 19, 2020: Inferno AR integration with Cvent Solutions optimizing the entire InfernoAR event management value chain. Integration with CVENT will broaden the utility and increase the appeal of the platform by helping end-users seamlessly register and become more productive while using the platform.

●	May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

●	May 14, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

InfernoAR: the world’s most advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages put InfernoAR in a class by itself.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.